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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001 or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to .

Commission File Number 0-1743

A.
Full title of the plan and address of the plan:

    The Rouse Company Savings Plan
    c/o Human Resources and Administrative Services Division
    The Rouse Company Building
    10275 Little Patuxent Parkway
    Columbia, Maryland 21044

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

    The Rouse Company
    The Rouse Company Building
    10275 Little Patuxent Parkway
    Columbia, Maryland 21044

THE ROUSE COMPANY SAVINGS PLAN
Financial Statements
December 31, 2001 and 2000
(With Independent Auditors' Report Thereon)

THE ROUSE COMPANY SAVINGS PLAN

December 31, 2001 and 2000

* * * * * * *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are inapplicable and are therefore omitted.

Independent Auditors' Report

The Trustee
The Rouse Company Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                      KPMG LLP

Baltimore, Maryland
June 21, 2002

THE ROUSE COMPANY SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Cash	$12,752	26,729
Investments	77,585,494	75,899,596
Contributions receivable from:
The Rouse Company	15,633	16,606
Participants	44,160	47,333

	59,793	63,939

Net assets available for plan benefits	$77,658,039	75,990,264

See accompanying notes to financial statements.

THE ROUSE COMPANY SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Contributions from The Rouse Company	$1,509,093	1,162,344
Contributions from participants	4,859,819	4,715,987
Investment income:
Dividends and interest	2,775,097	5,513,098
Net depreciation in fair values of investments	(457,023)	(2,091,728)
Interest on participant loans	221,595	233,594

Total investment income	2,539,669	3,654,964

Distributions to participants	(6,553,435)	(9,094,755)
Participant loans repaid as part of termination distributions	(687,371)	(269,114)

Increase in net assets available for plan benefits	1,667,775	169,426
Net assets available for plan benefits:
Beginning of year	75,990,264	75,820,838

End of year	$77,658,039	75,990,264

See accompanying notes to financial statements.

THE ROUSE COMPANY SAVINGS PLAN

Notes to Fiancial Statements

December 31, 2001 and 2000

(1)    Summary of Significant Accounting Policies

  (a)
  Basis of presentation

    The financial statements of The Rouse Company Savings Plan (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

  (b)
  Investments

    Investments in the common stock and quarterly income preferred securities of The Rouse Company (Company) and the T. Rowe Price and other mutual funds are carried at fair values determined by quoted market prices. The investments in the common trust funds are carried at fair value as reported by the trustee based on the fair values of the underlying investments in the common trust fund. The investments in insurance contracts are carried at contract value (representing contributions made plus interest credited less distributions) as the insurance contracts held by the Plan are "fully benefit-responsive," as defined in Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans. Loans to participants are carried at cost, which approximates fair value. Security transactions are recognized on a trade date basis. Unrealized appreciation and depreciation in the fair values of investments are recognized in the periods in which the changes occur.

  (c)
  Administrative expenses

    The Rouse Company pays all administrative expenses incurred on behalf of the Plan. Terminated participants who have left their account balances in the Plan are required to pay an administrative fee to T. Rowe Price relating to their accounts. Participants requesting loans from the Plan are required to pay an administrative fee to T. Rowe Price for the processing of such loans.

  (d)
  Use of estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and judgments that affect the reported amounts of net assets and disclosures of contingencies at the date of the financial statements and changes in net assets recognized during the reporting period. Actual results could differ from those estimates.

(2)    General Description of the Plan

  The following brief description of the Plan summarizes the principal provisions of the Plan and is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

  The Plan was established effective June 1, 1983 to provide employees of The Rouse Company and certain of its subsidiaries and affiliates an incentive to save for retirement and for financial emergencies. Generally, employees who are not covered under a collective bargaining agreement, who are at least 21 years of age and who have completed 1,000 hours of service in one year are eligible to participate in the Plan.

  Basic contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Through December 31, 2001, participants could elect to reduce their compensation, as defined in the Plan, by amounts ranging from 1% to 19%, subject to an annual limitation. Employees may also make supplemental contributions to the Plan as defined. Aggregate basic and supplemental contributions could not exceed 19% of compensation, as defined. Effective January 1, 2002, participants may elect to reduce their compensation, as defined, by amounts ranging from 1% to 25%, subject to an annual limitation. Employees may also make supplemental contributions to the plan as defined. Aggregate basic and supplemental contributions may not exceed 25% of compensation, as defined. Supplemental contributions are not pursuant to salary reduction agreements. Participants are able to defer payment of income taxes on their basic contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

  Participants' contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations defined in the Plan. Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain limitations defined in the Plan.

  Through December 31, 2001, matching contributions were made by the Company to each participant's account in an amount equal to $1.00 for every $2.00 of a participant's basic contribution up to 6% of such participant's base salary. Effective January 1, 2002, matching contributions are made by the Company to each participant's account equal to $1.00 for every $1.00 of a participant's basic contribution up to 3% of such participant's base salary, then $1.00 for every $2.00 of a participant's basic contribution for the next 2% of such participant's base salary. Participants may direct the Company's matching contributions to any of the investment programs offered under the Plan. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan. Participants who joined the Plan prior to January 1, 1989 obtained an immediate and fully vested interest in all contributions made by the Company. Through December 31, 2001, participants who joined the Plan on or after January 1, 1989 are required to complete two years of service, as defined in the Plan, to become fully vested in the Company's contributions. Effective January 1, 2002, participants are fully vested in the Company's contributions made subsequent to that date. Forfeitures of nonvested Company contributions may be used by the Company to satisfy future matching contribution requirements. Accumulated forfeitures were $103,943 and $100,586 at December 31, 2001 and 2000, respectively. In 2000, accumulated forfeitures of $326,928 were applied to reduce the employer contribution.

  Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59 1/2. Participants may also make withdrawals of their basic contributions by reason of financial hardship, under specific guidelines set forth in the Plan. Subject to certain limitations, supplemental contributions may be withdrawn by participants for any reason.

  Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. Interest on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at the prime rate of a designated commercial bank at the time of the loan application and must be repaid to the Plan over a period not to exceed five years.

  While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan's assets would be distributed to the participants in accordance with the Plan agreement.

(3)    Investments

  Information relating to investments, including individual investments which represent 5% or more of net assets available for plan benefits, is summarized as follows at December 31:

	2001		2000
	Number of shares	Contract or fair value	Number of shares	Contract or fair value
The Rouse Company:
Common stock	728,545	$21,339,094	762,128	$19,434,261
Quarterly income preferred securities	51,985	1,301,180	28,268	678,441
T. Rowe Price and other mutual funds:
Equity Index 500 Fund	—	—	215,067	7,634,893
New America Growth Fund	146,025	4,507,781	145,515	5,205,062
New Horizons Fund	387,802	8,775,957	393,001	9,388,788
Spectrum Growth Fund	400,039	5,628,550	396,140	6,227,323
Others	4,191,664	16,724,318	4,423,353	16,837,557
T. Rowe Price Common Trust Funds:
Blended Stable Value Fund	7,655,585	7,655,585	4,663,623	4,663,623
Equity Index Trust	223,046	6,876,497	—	—
Bond Index Trust	115,450	2,133,524	—	—

		52,302,212		49,957,246

Insurance contracts		—		2,427,485
Participant loans		2,643,008		3,402,163

		$77,585,494		$75,899,596

  The investments in insurance contracts consisted of guaranteed income contracts issued by two insurance companies. The Plan dealt only with highly rated insurance companies and did not expect that they would fail to meet their obligations under the contracts. The contracts in effect at December 31, 2000, provided for interest at 6.20% and 7.06% and matured in 2001. The average yield on the contracts was 3.51% and 6.77% in 2001 and 2000, respectively.

  Net depreciation in fair values of investments is summarized as follows for the years ended December 31:

	2001	2000
The Rouse Company:
Common stock	$2,830,727	3,225,331
Quarterly income preferred securities	29,820	133,189
Mutual funds	(2,799,123)	(5,450,248)
Common trust funds	(518,447)	—

	$(457,023)	(2,091,728)

(4)    Federal Income Tax Status

  The Internal Revenue Service has determined and informed the Company by a letter dated April 9, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, are tax-exempt. The Plan's management believes that the Plan continues to qualify and to operate in accordance with applicable provisions of the IRC.

(5)    Reconciliation to Form 5500

  Amounts due to terminated participants for benefits payable of $9,261 at December 31, 2000 are reported as liabilities in the Plan's Annual Report on Department of Labor Form 5500, but are included in net assets available for plan benefits in the financial statements. There were no benefits payable at December 31, 2001.

THE ROUSE COMPANY SAVINGS PLAN

Form 5500, Schedule H, Line 4i

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

Name of issuer and title of issue	Number of Shares	Current value
*The Rouse Company:
Common stock	728,545	$21,339,094
Quarterly income preferred securities	51,985	1,301,180
*T. Rowe Price Mutual Funds:
Balanced Fund	160,076	2,799,729
Equity Income Fund	108,670	2,570,035
International Stock Fund	272,742	2,997,439
New America Growth Fund	146,025	4,507,781
New Horizons Fund	387,802	8,775,957
Small Cap Value Fund	154,419	3,499,145
Spectrum Growth Fund	400,039	5,628,550
Summit Cash Reserves	3,458,660	3,458,660
Ariel Growth Fund	37,097	1,399,310
*T. Rowe Price Common Trust Funds:
Blended Stable Value Fund	7,655,585	7,655,585
Bond Index Trust	115,450	2,133,524
Equity Index Trust	223,046	6,876,497
Participant loans		2,643,008

Total assets (held at end of year)		$77,585,494

*
T. Rowe Price Retirement Plan Services, Inc. and The Rouse Company represent parties in interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROUSE COMPANY SAVINGS PLAN
Date: June 28, 2002	By	/s/ Kathleen M. Hart Kathleen M. Hart Administrator
and
Date: June 28, 2002	By	/s/ Jeffrey H. Donahue Jeffrey H. Donahue Trustee